December 9, 2005
Zip+4 Code:  20549-0305

Via Fax & U.S. Mail
Aviation Upgrade Technologies, Inc.
Torbjorn B. Lundqvist- Chairman, CEO, and CFO
6550 South Pecos Road
Suite 142
Las Vegas, NV 89120

	Re:	Aviation Upgrade Technologies, Inc.
			Form 10-KSB for the Year Ended December 31, 2004
       			File 000-28347

Dear Mr. Lundqvist:

      We have reviewed your response letter dated November 7, 2005 and have the following comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comments are not applicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

Form 10-KSB For the Fiscal Year Ended December 31, 2004

Item 7- Financial Statements

Revenue Recognition, page 15

1. We note your response to our prior comment #2. However, we reissue our prior comment. You should expand your response and disclosures to clarify the reasons for the difference in your revenue recognition criteria between factory and warehouse shipments. Why is customer acceptance required only on product sales shipped from your warehouse? For example your disclosure should specifically address when title, ownership and risk of loss passes on to your customers and how the shipping location affects your revenue recognition criteria.




Note 4- Commitments

Profit Participation Advances, page 17

2. We note your response to our prior comment #4. However, please tell us and revise future filings to specifically disclose whether you will have to reimburse any portion of the advances or make any type of payment, to parties associated with this agreement, should you not achieve the necessary sales volume to pay back the original amounts advanced to you.

3. We have reviewed the profit participation agreement included with
your response. To facilitate our understanding of these transactions, please tell us more about these agreements and your method of accounting for them. Specifically, please tell us whether all of the agreements are exactly like the one you have provided and,
if they are not, please explain how they differ. In addition, the agreement you have provided states that you will share the "profits of sales by giving the investor 0.0002% of the invested amount for each retail package delivered to and paid by the customer."
Please
numerically illustrate how you derived the $2,420 recorded in fiscal
2004 and how you arrived at the allocation of that balance to
principal and interest.   Finally, if you have accrued $103,000 of
profit sharing advances to date, please explain how the total estimated liability could be $636,000. That is, if the investors` original investment is intended to double, it would appear that the maximum liability would be $206,000. If additional advances are anticipated upon achievement of certain milestones, please explain how and when you expect to complete these tasks. With regard to the
Wal-Mart purchase order referenced in your agreement, we assume that some minimum purchase is required, in either dollar or unit terms. Please advice, supplementally and in detail.

4. As previously requested, please tell us your basis in GAAP for the accounting you have applied. That is, specifically identify the literature you have applied, either directly or by analogy, in accounting for these agreements. In this regard, we note that the lenders` participation reduces your potential realization of profits on sales and it also eliminates any requirement that you pay contractual (nonparticipating) interest charges. You appear to have agreed to participation rights in exchange for concessions granted by the lender on other loan terms. Accordingly, we believe that it may be appropriate to separately record and measure the participation feature at fair value at the inception of the loan and at each subsequent reporting date pursuant to the guidance in SOP 97-1. Please revise or supplementally advise us why you do not consider this guidance to be applicable. We may have further comments upon review of your response.

5. We note that you have previously financed operations through the sale of equity securities and through advances from Mr. Lundquist`s private marketing company which borrowed from third parties. The interest rates on those borrowings ranged from 9.25% to 28.99%. In view of the very significant effective interest rate you could be required to pay on advances under the profit sharing agreements, please supplementally explain why you chose to enter into arrangements of this nature. That is, why didn`t you continue to obtain advances at a lower rate of interest from the private marketing company or through some other financing entity or method?
Please explain supplementally.

      As appropriate, please revise your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be also be submitted in electronic form, under the label
"corresp" with a copy to the staff.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Juan Migone at (202) 551-3312 or Margery
Reich
at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3211 with any other questions.


      Sincerely,



      David R. Humphrey
      Branch Chief-Accountant

Via facsimile:  Torbjorn B. Lundqvist- Chairman, CEO, and CFO
	          (815) 301-3844
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Torbjorn B. Lundqvist- Chairman, CEO, and CFO
Aviation Upgrade Technologies, Inc.
December 9, 2005
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